# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Really Good Boxed Wine, Inc.

*Legal status of issuer*

> **Form**
> c-corp

> **Jurisdiction of Incorporation/Organization**
> Delaware, United States

> **Date of organization**
> April 12, 2021

*Physical address of issuer*
1409 Republic St., Cincinnati, OH 45202

*Website of issuer*
https://reallygoodboxedwine.com/

*Name of intermediary through which the offering will be conducted*
SI Securities, LLC

*CIK number of intermediary*
0001603038

*SEC file number of intermediary*
008-69440

*CRD number, if applicable, of intermediary*
170937

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*

7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
Series Seed Preferred Stock

***Target number of Securities to be offered***
38,128

***Price (or method for determining price)***
$0.65569

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
☑   Yes
☐   No

***Oversubscriptions will be allocated:***
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

***Maximum offering amount (if different from target offering amount)***
$1,070,000

***Deadline to reach the target offering amount***
September 9, 2022

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
1

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| Total Assets | $302,304 | NA |
| Cash & Cash Equivalents | $240,183 | NA |
| Accounts Receivable | $9,500 | NA |
| Short-term Debt | $10,662 | NA |
| Long-term Debt | $340,001 | NA |
| Revenues/Sales | $28,500 | NA |
| Cost of Goods Sold | $11,187 | NA |
| Taxes Paid | $0 | NA |
| Net Income | ($43,608) | NA |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C)
## July 11, 2022

## Really Good Boxed Wine, Inc.

## Up to $1,070,000 of Series Seed Preferred Equity

Really Good Boxed Wine, Inc., (the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 9, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $650,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 26, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company may accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. The Company will initially accept oversubscriptions in excess of the Target Amount up to the SeedInvest Allocation of $500,000. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://reallygoodboxedwine.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.seedinvest.com/really.good.boxed.wine

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Really Good Boxed Wine, Inc., Inc. ("the Company") is a Delaware, United States c-corp, incorporated on April 12, 2021.

The Company is located at 1409 Republic St., Cincinnati, OH 45202.

The Company's website is https://reallygoodboxedwine.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/really.good.boxed.wine and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| Minimum amount of Series Seed Preferred Stock being offered | $25,000 |
|---|---|
| Maximum amount of Series Seed Preferred Stock | $1,070,000 |
| Purchase price per Security | $0.65569 |
| Minimum investment amount per investor | $1,000 |
| Offering deadline | September 9, 2022 |

| | |
|---|---|
| **Use of proceeds** | See the description of the use of proceeds on page 13 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 15, 16, 17 and 18. |

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*The development and commercialization of the Company's products and services are highly competitive.* It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The boxed wine market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

*The Company's cash position is relatively weak.* The Company currently has only $32,275.92 in cash balances as of June 30, 2022. This equates to 1-2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

*The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.* Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*The Company has outstanding liabilities.* Jake Whitman has a promissory note with a principal amount of $30,000 with a 5% interest rate due on July 14, 2030. The company also has a line of credit provided by Phil Melton, with a principal amount of $100,000 with a 7% interest rate due on June 15, 2023.

*The Company has outstanding Simple Agreements for Future Equity (SAFEs).* During fiscal year 2021, the Company received funds of $30,001  from the issuance of a SAFE agreements. The SAFEs are convertible into SAFE preferred stock of the company in a future financing event at a conversion price equal to a post-money valuation cap of $3,000,000 divided by the capitalization of the company at such event.

*The Company has not filed a Form D for its Pre-Seed offering from August 9, 2022.* The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

*The Company does not have formal advisor agreements in place with listed advisors.* Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

***The Company does not have an employment contracts in place.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if someone were to leave Really Good Boxed Wine, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

***Not all of the founders or key employees are currently working full time for the Company.*** As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

***The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights.*** The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth,  further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*** In particular, the Company is dependent on Jake Whitman. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***The Company projects aggressive growth in 2022.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company has not prepared any audited financial statements.*** Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

***The company is offering preferred equity which poses unique risks.Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock.*** For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold. However, while preferred equity holders will be compensated before common stockholders in the event of bankruptcy, they do not receive preference over creditors and bondholders. In addition, certain classes of preferred equity may not have any voting rights.

***The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory.*** Working capital for wine companies is challenging to manage because of long growing and production timelines, and Really Good Boxed Wine may struggle to deliver orders for Just in Time (JIT) delivery. They may find it difficult to produce enough wine immediately if they experience more demand than they are anticipating, which could negatively impact growth.

***Really Good Boxed Wine may be unable to protect its intellectual property adequately.*** The company currently has a trademark application submitted for its brand mark "Really Good Boxed Wine," but due to its descriptive nature, there is no guarantee they will be able to successfully defend any competitors who wish to infringe on the trademark. Any intellectual enforcement efforts  Really Good Boxed Wine seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

***Legislation and regulation have imposed restrictions and requirements on companies operating within the Direct to Consumer Wine industry that could have an adverse effect on Really Good Boxed Wine's business.*** The wine industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if we are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that Really Good Boxed Wine faces.

***Really Good Boxed Wine is targeting a new and unproven segment within the boxed wine market, which introduces unknowns, such as potential lower than expected adoption rates due to price point.*** The Company may struggle to increase their unit sales if consumers are unwilling to purchase a boxed wine at the projected price point(s) and/or if consumers are unwilling to subscribe to monthly purchases. Really Good Boxed Wine may also not have accurately forecast demand for its product in this market segment.

***The Company could be harmed if it is unable to accurately forecast demand for its products and to adequately manage its product inventory***. Really Good Boxed Wine plans to make new wines to order for any inventory the company does not have in stock. Its manufacturers and suppliers may not be able to deliver the product with sufficient quality or timeliness to meet its requirements. The shortage of a popular product could materially and adversely affect its brand, its seller relationships, and the acquisition of additional buyers.

***Founder and CEO Jake Whitman is key to the operation and development of Really Good Boxed Wine.*** Jake Whitman currently does not have a Key Man Insurance policy. If something were to happen to Jake Whitman, it could make it harder for Really Good Boxed Wine to execute in the future.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.***
Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of

commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway for 1-2 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

**Risks Related to the Securities**

***The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering the Company's current owners of 20% or more beneficially own up to 82.89% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware, United States law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***Your ownership of the Series Seed Preferred Stock may be subject to dilution.*** Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.*** The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.*** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

***Any valuation at this stage is difficult to assess.*** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

## BUSINESS

### Description of the Business

Wine buyers spend $420B each year globally on wine. Based on our company's research, the cost of glass and cork packaging is 10X more than it needs to be and is unnecessary for the 97% of wine that's drunk within a year. It's a problem for:

Drinker: Once opened, a bottle starts to spoil after 24-48 hours.
Producer: Glass and corks are expensive and heavy to ship.
Environment: Packaging and transportation make up 51% of the wine industry's carbon footprint, with glass bottles as the biggest culprit.
We believe boxed wine solves these problems, but there's a hole in the boxed wine market. The wine is typically low quality and mass produced.

Really Good Boxed Wine makes high-end wine using packaging that costs 10x less and keeps wine fresh up to 6 weeks after opening. The result is high-end boxed wine that we can sell for 40-60% less than it would cost in a bottle.

There's no technical reason high-end wine can't be put in a box. By focusing on the quality of the wine, we believe we've found a better way to help wine-lovers enjoy more of what they love.

**Business Plan**

After two sell-out pilots in 2021 (within 5 days), launched nationwide in 2022. All-in CAC (customer acquisition cost) to date is $59, with Avg. Customer Value of $149. The company has earned the endorsement of Andy Myers, the first ever Master Sommelier to officially back a boxed wine.

"The clarity of concept is a huge part of what I love. The bulk of the boxed wine industry goes for quantity over quality. Really Good Boxed Wine keeps their focus where it belongs, on the wines, and that's what shows through." - Andy Myers

One of the first alcohol brands to be offered by Snack Magic, a disruptive gifting company. We project $300-500K annual revenue starting late-summer 2022. In the process of securing wholesale distribution in 5 states, with planned tests in retail and on-premise.

**Litigation**
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*
The use of proceeds for expenses related to only fee-taking investments in the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.04% of the proceeds, or $58,750, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Closing Amount Raised | % if Maximum Amount Raised |
| --- | --- | --- |
| Salaries | 13% | 18% |
| Media/Marketing | 40% | 46% |
| Agencies/Tech Stack | 20% | 10% |
| Wine Purchases/Production | 13% | 16% |
| Operating Expenses | 13% | 10% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Jacob Whitman | CEO | Company Owner/Leadership<br>Investor Relations<br>Revenue/User Growth<br>Marketing<br>Web/Storefront<br>Sales |
| Amy Troutmiller | COO | Supply Chain Operations<br>Wine Sourcing<br>Compliance<br>HR |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common | 8,000,000 | Yes | N/A | 61.71% | N/A |
| Series A Preferred | 2,745,200 | Yes | N/A | 21.18% | N/A |
| SAFE | 921,927 | Only on Conversion | Expected to convert into Preferred Shares in this Financing | 10.333333% | N/A |
| Equity Incentive Pool | 1,296,347 | Only if Exercised | N/A | 10% | N/A |

The Company has the following debt outstanding:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Promissory Note -Jack Whitman | $ 30,000 | 5.00% | 7/14/2021 | 7/14/2030 | $ 500 | $ 500 | $ - | $ 30,001 | $ 30,001 |
| Total | | | | | $ 500 | $ 500 | $ - | $ 30,001 | $ 30,001 |

This $30,000 promissory note to Jake Whitman will convert into equity with this close.

The company also has a line of credit provided by Philip Melton, with a principal amount of $100,000 with a 7% interest rate due on June 15, 2023. This line of credit shall be utilized only to make wine and grape inventory purchases by the Company (and secured against the same).

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---:|
| 2022 | $ - |
| 2023 | |
| 2024 | |
| 2025 | |
| 2026 | |
| Thereafter | 30,001 |
| **Total** | **$ 30,001** |

SAFE(s) The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, 2021 |
|---|---|---|---|---:|
| Safes I - IX | Fiscal Year 2021 | $ 3,000,000 | 80% | $ 310,000 |
| **Total SAFE(s)** | | | | **$ 310,000** |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

**Ownership**
A majority of the Company is owned by Jacob Whitman.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Jacob Whitman | 8,000,000/Common Stock | 61.71% |
| SeedInvest | 2,745,200/Series A Preferred | 21.18% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

## Operations

Really Good Boxed Wine Inc. was incorporated on April 12, 2021, in the state of Delaware. The financial statements of Really Good Boxed Wine Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cincinnati, Ohio. Really Good Boxed Wine partners with world-class vineyards and winemakers to make ultra-premium wine, put it in the boxed wine format, and ship it right to your door. It's available as either a one-time purchase or as a subscription at www.reallygoodboxedwine.com.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $32,275.92 cash on hand as of June 30, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

## Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

## Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $6,700,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have not made any issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| NA | NA | NA | NA | NA | NA |

**THE OFFERING AND THE SECURITIES**
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $650,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

For the Offerings, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the

Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of securities of the Company**

**Common Stock**

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

***Previously Issued Preferred Stock***
None.

***Series Seed Preferred Stock***

*Dividend Rights*
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Voting Rights*
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

*Right to Receive Liquidation Distributions*
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

*Conversion Rights*
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

*Rights under the Series Seed Preferred Stock Investment Agreement*
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

**What it means to be a minority holder**
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

> In these circumstances, the Series Seed Preferred Stock offered by the Company includes anti-dilution protection on a "broad based weighted-average" basis. This results in shares of Series Seed Preferred Stock being convertible into additional shares of common stock relative to the Company's fully diluted capitalization and the difference in the price being offered in the "down round."

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless, with the written consent of the Company, such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
There are no related party transactions.

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between Series Seed Preferred Equity and a convertible note?**
Series Seed Preferred Equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, Series Seed Preferred Equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where, and with the written consent of the company, they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

*Jacob Whitman*

_____

(Signature)

Jacob Whitman

_____

(Name)

CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

*Jacob Whitman*

_____

(Signature)

Jake Whitman

_____

(Name)

CEO

_____

(Title)

July 11, 2022

_____

(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**

*Financials*

# REALLY GOOD BOXED WINE, INC.

**FINANCIAL STATEMENTS**
**FROM INCEPTION (APRIL 12, 2021) YEAR ENDED DECEMBER 31, 2021**
*(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Really Good Boxed Wine, Inc.
Cincinnati, Ohio

We have reviewed the accompanying financial statements of Really Good Boxed Wine, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (April 12, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

June 10, 2022
Los Angeles, California

**REALLY GOOD BOXED WINE INC.**
BALANCE SHEET
(UNAUDITED)

| As of December 31, | | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ | 240,183 |
| Acccount receivables, net | | 9,500 |
| Inventory | | 52,621 |
| **Total current assets** | | **302,304** |
| | | |
| Property and Equipment, net | | 4,830 |
| **Total assets** | $ | **307,134** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Credit Card | $ | 10,662 |
| **Total current liabilities** | | **10,662** |
| | | |
| Promissory Notes and Loans | | 30,001 |
| Simple Agreement for Future Equity (SAFEs) | | 310,000 |
| **Total liabilities** | | **350,663** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | | 80 |
| Retained earnings/(Accumulated Deficit) | | (43,608) |
| | | |
| **Total stockholders' equity** | | **(43,528)** |
| | | |
| **Total liabilities and stockholders' equity** | $ | **307,134** |

*See accompanying notes to financial statements.*

**REALLY GOOD BOXED WINE INC.**
STATEMENTS OF OPERATIONS
(UNAUDITED)

| Inception (April 12, 2021) | | December 31, 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ | 28,500 |
| Cost of goods sold | | 11,187 |
| Gross profit | | 17,312 |
| | | |
| Operating expenses | | |
| General and administrative | | 45,931 |
| Sales and marketing | | 14,990 |
| Total operating expenses | | 60,921 |
| | | |
| Operating income/(loss) | | (43,608) |
| | | |
| Interest expense | | - |
| Other Loss/(Income) | | - |
| Income/(Loss) before provision for income taxes | | (43,608) |
| Provision/(Benefit) for income taxes | | - |
| | | |
| **Net income/(Net Loss)** | $ | **(43,608)** |

*See accompanying notes to financial statements.*

**REALLY GOOD BOXED WINE INC.**

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

| (in , $US) | Common Stock | | Retained earnings/ | Total Shareholders' |
| | Shares | Amount | (Accumulated Deficit) | Equity |
| --- | --- | --- | --- | --- |
| **Inception date April 12, 2021** | - | | | |
| Issuance of Common Stock | 8,000,000 | $ 80 | | $ 80 |
| Net income/(loss) | - | - | $ (43,608) | (43,608) |
| **Balance—December 31, 2021** | **8,000,000** | **$ 80** | **$ (43,608)** | **$ (43,528)** |

*See accompanying notes to financial statements.*

**REALLY GOOD BOXED WINE INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| As of inception (April 12, 2021) | | December 31, 2021 |
|---|---|---:|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | (43,608) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation of Property | | 299 |
| Changes in operating assets and liabilities: | | |
| Account receivables, net | | (9,500) |
| Inventories | | (52,621) |
| Credit cards | | 10,662 |
| **Net cash provided/(used) by operating activities** | | **(94,768)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of tangible assets | | (5,130) |
| **Net cash provided/(used) in investing activities** | | **(5,130)** |
| | | |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Stock issuance | | 80 |
| Borrowing on Promissory Notes and Loans | | 30,001 |
| Borrowing on Simple Agreement for Future Equity (SAFEs) | | 310,000 |
| **Net cash provided/(used) by financing activities** | | **340,081** |
| | | |
| Change in cash | | 240,183 |
| Cash—beginning of year | | - |
| **Cash—end of year** | $ | **240,183** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Issuance of equity in return for note | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Really Good Boxed Wine Inc. was incorporated on April 12, 2021, in the state of Delaware. The financial statements of Really Good Boxed Wine Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cincinnati, Ohio.

Really Good Boxed Wine partners with world-class vineyards and winemakers to make ultra-premium wine, put it in the boxed wine format, and ship it right to your door. It's available as either a one-time purchase or as a subscription at www.reallygoodboxedwine.com.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to packaging materials and finished goods which are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Equipment | 5-7 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

Really Good Boxed Wine Inc.  is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from the sale of wine packaged in boxes.

**Cost of sales**

Costs of goods sold include finished goods and packaging materials.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $14,990, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 10, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.   INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2021 |
|---|---|
| Finished goods | 33,132 |
| Packaging materials | 19,489 |
| **Total Inventories** | **$   52,621** |

## 4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

| As of Year Ended December 31, | 2021 |
|---|---|
| Equipment | $        5,130 |
| **Property and Equipment, at Cost** | **5,130** |
| Accumulated depreciation | (299) |
| **Property and Equipment, Net** | **$        4,830** |

Depreciation expenses for property and equipment for the period from inception to December 31, 2021, were in the amount of $299.

## 5.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.00001. As of December 31, 2021, 8,000,000 shares have been issued and are outstanding.

## 6.   DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Promissory Note -Jack Whitman | $        30,000 | 5.00% | 7/14/2021 | 7/14/2030 | $     500 | $     500 | $        - | $      30,001 | $      30,001 |
| **Total** | | | | | **$     500** | **$     500** | **$        -** | **$      30,001** | **$      30,001** |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | | |
|---|---:|---:|
| 2022 | $ | - |
| 2023 | | |
| 2024 | | |
| 2025 | | |
| 2026 | | |
| Thereafter | | 30,001 |
| **Total** | **$** | **30,001** |

### SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, 2021 |
|---|---|---:|---|---:|
| Safes I - IX | Fiscal Year 2021 | $ 3,000,000 | 80% | $ 310,000 |
| **Total SAFE(s)** | | | | **$ 310,000** |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price.

If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

## 7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

| As of Year Ended December 31, | | 2021 |
|---|---|---|
| Net Operating Loss | $ | (11,665) |
| Valuation Allowance | | 11,665 |
| **Net Provision for income tax** | $ | - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

| As of Year Ended December 31, | | 2021 |
|---|---|---|
| Net Operating Loss | $ | (11,665) |
| Valuation Allowance | | 11,665 |
| **Total Deferred Tax Asset** | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $43,608, and the Company had state net operating loss ("NOL") carryforwards of approximately $43,608. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8. RELATED PARTY

There are no related party transactions.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 10, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

**EXHIBIT C**

*PDF of SI Website*



REALLY GOOD™ BOXED WINE
HIGH-END BOXED WINE BRAND PARTNERING WITH AWARD-WINNING PRODUCERS FROM PREMIUM REGIONS
ONE BOX IS FOUR BOTTLES
STAYS FRESH AFTER OPENING
50% REDUCED CARBON FOOTPRINT

DISCLAIMER
This presentation may contain forward-looking statements and information relating
things, the company, its business plan and strategy, and its industry. These stateme
management's current views with respect to future events based information curren
subject to risks and uncertainties that could cause the company's actual results to d
Investors are cautioned not to place undue reliance on these forward-looking stater
hypothetical illustrations of mathematical principles, are meant for illustrative purpo
represent guarantees of future results, levels of activity, performance, or achieveme
cannot be made. Moreover, no person nor any other person or entity assumes resp
accuracy and completeness of forward-looking statements, and is under no duty to
statements to conform them to actual results.

# Really Good Boxed Wine

High-end boxed wine brand partnering with award-winning producers from premium regions

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| $1,000 | $6,700,000 | Preferred Equity |
|---|---|---|
| Minimum | Pre-Money valuation | Security Type |

**INVEST IN REALLY GOOD BOXED WINE**

**Purchased securities are not listed on any exchange.** A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

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Website: http://www.reallygoodboxedwine.com

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Really Good Boxed Wine is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

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## Company Highlights

- Launched nationally on January 28, 2022 which resulted with over $100K revenue in first 120 days. $159K lifetime revenue, including pilots (unaudited and subject to change). Avg. Order Value $100+ since national launch, with repeat purchase rate 45.2% (compared to industry average of 27%)
- Monthly subscribers represent additional $80K+ in Annual Recurring Revenue (ARR) at $927+ ARR per subscriber, with a low churn rate at 4.9% per month
- Received official endorsement from Master Sommelier Andy Myers (one of only 269 Master Sommeliers in the world), the first and only boxed wine with a Master Sommelier endorsement. Also received two 90 point ratings from Master Sommelier Catherine Fallis
- Founder/CEO Jake Whitman is a 3-time founder and seasoned Marketing Executive in CPG and FinTech. He's a former Procter & Gamble Brand Manager and Director on Old Spice and Gillette, ran the GTM team for the Intuit brand, and was Head of Product Marketing for SoFi Money, one of SoFi's core products
- Press features in the Washington Post, MSN, Yahoo Finance, Napa Valley Register, San Francisco Chronicle, Vintner Magazine, Sommeliers Choice Awards, and more

## Fundraise Highlights

- Total Round Size: US $1,800,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $6,700,000
- Target Minimum Raise Amount: US $650,000
- Offering Type: Side by Side Offering

The time has come for better boxed wine and we aim to lead the revolution. With a passionate focus on quality and forming partnerships with award-winning wine producers, we aim to make the best wine you'll ever have from a box.

**PROBLEM**

Wine buyers **spend $420B each year** globally on wine. Based on our company's research, the cost of **glass and cork packaging is 10X more** than it needs to be and is **unnecessary for the 97% of wine** that's drunk within a year. It's a problem for:

1. **Drinker:** Once opened, a bottle starts to spoil after 24-48 hours.

2. **Producer:** Glass and corks are expensive and heavy to ship.

3. **Environment:** Packaging and transportation make up 51% of the wine industry's carbon footprint, with glass bottles as the biggest culprit.

We believe boxed wine solves these problems, but there's a hole in the boxed wine market. The wine is typically low quality and mass produced.

**SOLUTION**

Really Good Boxed Wine makes high-end wine using packaging that **costs 10x less** and keeps wine **fresh up to 6 weeks after opening**. The result is high-end boxed wine that we can **sell for 40-60% less** than it would cost in a bottle.

There's no technical reason high-end wine can't be put in a box. By focusing on the quality of the wine, we believe we've found a better way to help wine-lovers enjoy more of what they love.

**TRACTION**

After two sell-out pilots in 2021 (within 5 days), launched nationwide in 2022. All-in **CAC (customer acquisition cost) to date is $59**, with **Avg. Customer Value of $149**. The company has earned the endorsement of Andy Myers, the first ever Master Sommelier to officially back a boxed wine.

*"The clarity of concept is a huge part of what I love. The bulk of the boxed wine industry goes for quantity over quality. Really Good Boxed Wine keeps their focus where it belongs, on the wines, and that's what shows through."* - Andy Myers

One of the first alcohol brands to be offered by Snack Magic, a disruptive gifting company. We project $300-500K annual revenue starting late-summer 2022. In the process of securing wholesale distribution in 5 states, with planned tests in retail and on-premise.

Gallery





**Rosé All Day.**
Bonus points for bringing enough wine for the whole party

Media Mentions



The Washington Post | Business Journal | Napa Valley Register | VINTNER | Sommeliers Choice Awards | CityBeat | San Francisco Chronicle | Cincinnati Business Courier | Cincinnati Magazine

## The Team

### Founders and Officers



**Jake Whitman**

CEO

Jake is a 3-time founder and brand management and marketing executive in CPG and FinTech.

As Brand Director for Procter & Gamble, he ran the day-to-day North American business on Gillette and Old Spice, where he had full P&L accountability and led several product launches and marketing campaigns with budgets in the tens of millions of dollars.

He then moved to Intuit, where he ran the Go-To-Market team for the Intuit brand, working on brand architecture and corporate marketing alongside the C-Suite. As part of that role, he led marketing for global Corporate Social Responsibility initiatives.

From Intuit, he moved to SoFi, where he was Head of Product Marketing for SoFi Money, one of the company's fastest growing products. He helped transition Money from sourcing from existing SoFi Members into the main growth acquisition vehicle for the company.

In addition to his corporate experience, Jake spent two years with Teach For America, which inspired him to found a non-profit called STARS – Sports Teaching and Reaching Students. He then wrote a book that helps people with the Teach For America admissions process and founded his publishing company, Pine Street Press. His book hit #1 on Amazon for "Educational Leadership."

He's also an active Angel Investor with Queen City Angels, the leading Angel group in Cincinnati. He's an avid tennis player (and is getting into pickle ball), and lives with his wife, Grace, and corgi, Pistachio.



**Amy Troutmiller**

COO

Amy Troutmiller is a 2-time founder and seasoned wine executive with 25 years of industry experience.

Amy spent the first half of her career in Operations Management and Senior Director roles with Chef Eric Ripert, Kimpton Hotel Group, and The Ritz Carlton.

She then transitioned to wine import and distribution, first as a Partner in a Mid-Atlantic Regional wholesale company, before moving to be sole-executive for a National importer and distributor. There she had full operational and financial oversight of the business which included 7 direct wholesale states, 32 partnerships, and 2 e-commerce wine sites.

Currently, Amy is Founder and CEO of Common Fuel Consulting, working with clients in AlcBev on business development. She is also the Co-Founder of SWIG Partners, a company dedicated to matching producers with import and wholesale partners in the United States.

Amy resides in Washington, DC with her husband, Doug, son, Langston, and two dogs, Daphne and Fritz. When not working with wine, she enjoys sharing it with others. She is an avid "home chef" and likes reading, gardening and watching documentaries.

Amy has been working with Really Good Boxed Wine since October 2021 and will officially step into the COO role with this raise.

### Key Team Members



**Tami Collins**

### Notable Advisors & Investors



**Julie Eddleman**



**Jim Salters**



**Chelsey Alexander**

 **Phil Melton**           **Mark Longenecker**           **Ann Mooney**

 **Allie Ketcham**           **Andy Myers**

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

### Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $1,800,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $650,000 |

### Key Terms

| | |
|---|---|
| Security Type: | Preferred Equity |
| Share price: | US $0.65569 |
| Pre-Money valuation: | US $6,700,000 |
| Option pool: | 10.0% |
| Is participating?: | False |
| Liquidation preference: | 1.0x |

### Additional Terms

| | |
|---|---|
| Custody of Shares | Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information |
| Closing conditions: | While Really Good Boxed Wine has set an overall target minimum of US $650,000 for the round, Really Good Boxed Wine must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Really Good Boxed Wine's Form C. |
| Regulation CF cap: | While Really Good Boxed Wine is offering up to US $1,800,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF. |

| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |
| --- | --- |

## Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

Salaries · Media/Marketing · Agencies/Tech Stack · Wine Purchases/Produc... · Operating Expenses · Unspecified

Salariies · Media/Marketing · Agencies/Tech Stack · Wine Purchases/Produc... · Operating Expenses

## Investor Perks

**All Investments Above $2,000:** Anyone who invests within 21 days of the campaign launch will receive a bonus box of wine of your choice **($65 value)**

**Tier 1:** Investors who invest **$2,000 - 4,999** will receive a box of Really Good Boxed Wine of your choice and access to our personal sommelier concierge service to answer wine questions and get advice on tastings, pairings, etc. **($125 value)**

**Tier 2:** Investors who invest **$5,000 - 9,999** will receive a 3-month subscription to Really Good Boxed Wine's 1 Box/Month Club and access to our personal sommelier concierge service to answer wine questions and get advice on tastings, pairings, etc. **($255 value)**

**Tier 3:** Investors who invest **$10,000 - 24,999** will receive a 6-month subscription to Really Good Boxed Wine's 1 Box/Month Club, access to our personal sommelier concierge service to answer wine questions and get advice on tastings, pairings, etc., and a yearly group chat session with the CEO. **($450 value)**

**Tier 4:** Investors who invest **$25,000 - 49,999** will receive Tier 3 perks, a personal virtual tasting with Master Sommelier Andy Myers, and are invited to attend a group leadership dinner in Northern California. **($950 value)**

**Tier 5:** Investors who invest **$50,000 - 99,999** will receive Tier 4 perks plus participation in a quarterly group investor call with the CEO **($950 value)**

**Tier 6:** Investors who invest **$100,000 or more** will receive Tier 5 reservation perks plus a quarterly one-on-one call or in-person meeting with the CEO. **($1,950 value)**

**Disclaimer:** Must be 21+ to receive wine perk. Really Good Boxed Wine is licensed to ship to 40 states + Washington DC. We will not be able to ship any wine to AR, CT, DE, MI, MS, MT, NJ, RI, SD, and UT, or any international locations. Shipments to Alaska and Hawaii must pay shipping fee. If an investor lives in any of the listed states we can send the wine as a gift to someone in another state.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Really Good Boxed Wine's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

### Pre-Seed

| | |
|---|---|
| Round Size | US $310,000 |
| Closed Date | Aug 9, 2021 |
| Security Type | SAFE Note |
| Valuation Cap | US $3,000,000 |

## Market Landscape



Global Wine Market Size

**BOXED WINE MARKET**

The U.S. Bag in Box market is a rapidly growing segment of the wine industry. The top seven boxed wine brands together grew 13.5% to 53.4M cases in 2020, according to Impact Databank, with mid-tier boxed wines far outpacing budget boxed wines in growth in recent years. While Franzia and its 5L box is still the leader in volume (24M cases, 7.6% YoY growth in 2020), BotaBox's 3L option grew a whopping 41.2% from 8.0M cases to 11.3M cases in 2020.

While canned wines have garnered a lot of attention as the hot new alternative to glass packaging, they represent less than 1% of the value of wine sold through Nielsen off-premise outlets. Box wines have posted far stronger growth from a much higher base, accounting for 9% of the value of all wines sold through Nielsen channels (2020).

**PREMIUM WINE MARKET**

While the quality of Really Good Boxed Wine's wine is comparable to a $30-40+ bottle at retail, its price point in market data is $16.25 per bottle. Wines between $15.00 and $19.99 was the fastest growing segment, and represents ~12% of the $78.3B U.S. wine industry (~$9.4B).

**CONSUMER LANDSCAPE**

Older Millennial and younger Gen X consumers are increasingly willing to pay more for high-quality products, as well as products that are cleaner and more sustainable. Less consumed by exclusivity or luxury, these consumers are looking for quality products that leave a positive impact on the earth.

## Risks and Disclosures

**The development and commercialization of the Company's products and services are highly competitive.** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The boxed wine market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

**The Company's cash position is relatively weak. The Company currently has only $32,275.92 in cash balances as of June 30, 2022. This equates to 1-2 months of runway.** The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

**The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.** Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**The Company has outstanding liabilities.** Jake Whitman has a promissory note with a principal amount of $30,000 with a 5% interest rate due on July 14, 2030. The company also has a line of credit taken out by Phil Melton, with a principal amount of $100,000 with a 7% interest rate due on June 15, 2023.

**The Company has outstanding Simple Agreements for Future Equity (SAFEs).** During fiscal year 2021, the Company received funds of $30,001 from the issuance of a SAFE agreements. The SAFEs are convertible into SAFE preferred stock of the company in a future financing event at a conversion price equal to a post-money valuation cap of $3,000,000 divided by the capitalization of the company at such event.

**The Company has not filed a Form D for its Pre-Seed offering from August 9, 2022.** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

**The Company does not have formal advisor agreements in place with listed advisors.** Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

**The Company does not have an employment contracts in place.** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if someone were to leave Really Good Boxed Wine, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

**Not all of the founders or key employees are currently working full time for the Company.** As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

**The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights.** The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

**The Company's expenses will significantly increase as they seek to execute their current business model.** Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

**The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Jake Whitman.** There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

**The Company projects aggressive growth in 2022.** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

**The Company has not prepared any audited financial statements.** Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

**The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

**The company is offering preferred equity which poses unique risks.** *Preferred equity* is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold. However, while preferred equity holders will be compensated before common stockholders in the event of bankruptcy, they do not receive preference over creditors and bondholders. In addition, certain classes of preferred equity may not have any voting rights.

**The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory.** Working capital for wine companies is challenging to manage because of long growing and production timelines, and Really Good Boxed Wine may struggle to deliver orders for Just in Time (JIT) delivery. They may find it difficult to produce enough wine immediately if they experience more demand than they are anticipating, which could negatively impact growth.

**Really Good Boxed Wine may be unable to protect its intellectual property adequately.** The company currently has a trademark application submitted for its brand mark "Really Good Boxed Wine," but due to its descriptive nature, there is no guarantee they will be able to successfully defend any competitors who wish to infringe on the trademark. Any intellectual enforcement efforts Really Good Boxed Wine seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

**Legislation and regulation have imposed restrictions and requirements on companies operating within the Direct to Consumer Wine industry that could have an adverse effect on Really Good Boxed Wine's business.** The wine industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if we are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that Really Good Boxed Wine faces.

**Really Good Boxed Wine is targeting a new and unproven segment within the boxed wine market, which introduces unknowns, such as potential lower than expected adoption rates due to price point.** The Company may struggle to increase their unit sales if consumers are unwilling to purchase a boxed wine at the projected price point(s) and/or if consumers are unwilling to subscribe to monthly purchases. Really Good Boxed Wine may also not have accurately forecast demand for its product in this market segment.

**The Company could be harmed if it is unable to accurately forecast demand for its products and to adequately manage its product inventory.** Really Good Boxed Wine plans to make new wines to order for any inventory the company does not have in stock. Its manufacturers and suppliers may not be able to deliver the product with sufficient quality or timeliness to meet its requirements. The shortage of a popular product could materially and adversely affect its brand, its seller relationships, and the acquisition of additional buyers.

**Founder and CEO Jake Whitman is key to the operation and development of Really Good Boxed Wine.** Jake Whitman currently does not have a Key Man Insurance policy. If something were to happen to Jake Whitman, it could make it harder for Really Good Boxed Wine to execute in the future.

## General Risks and Disclosures

---

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

## Data Room

| NAME | LAST MODIFIED | TYPE |
|---|---|---|
| > 🗀 Financials (2 files) | Jul 8, 2022 | Folder |
| > 🗀 Fundraising Round (1 file) | Jul 8, 2022 | Folder |
| > 🗀 Investor Agreements (1 file) | Jul 8, 2022 | Folder |
| > 🗀 Miscellaneous (4 files) | Jul 8, 2022 | Folder |

## Join the Conversation

Be the first to post a comment or question about Really Good Boxed Wine.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

| Say something here... | POST |
|---|---|

## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

### Making an Investment in Really Good Boxed Wine

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Really Good Boxed Wine. Once Really Good Boxed Wine accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Really Good Boxed Wine in exchange for your securities. At that point, you will be a proud owner in Really Good Boxed Wine.

**What will I need to complete my investment?**

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

**How much can I invest?**

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Really Good Boxed Wine has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now Really Good Boxed Wine does not plan to list these securities on a national exchange or another secondary market. At some point Really Good Boxed Wine may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Really Good Boxed Wine either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is Really Good Boxed Wine's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Really Good Boxed Wine's Form C. The Form C includes important details about Really Good Boxed Wine's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT D**

*Investor Deck*

# REALLY GOOD™ BOXED WINE

## HIGH-END BOXED WINE BRAND PARTNERING WITH AWARD-WINNING PRODUCERS FROM PREMIUM REGIONS



ONE BOX IS FOUR BOTTLES



STAYS FRESH 6 weeks AFTER OPENING



50% REDUCED CARBON FOOTPRINT

# DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

REALLY
GOOD™
BOXED
WINE



# WE'RE ON A MISSION TO DISRUPT THE $420 BILLION GLOBAL WINE INDUSTRY'S RELIANCE ON BOTTLES

# Company Highlights

Really Good Boxed Wine launched nationwide in late-Jan. '22 after two sell-out limited release pilot launches.



**Traction**: $159k lifetime revenue ($130k since Jan. 28th national launch). 45.2% repeat purchase rate (vs. 27% industry average)

**Subscriptions**: Monthly subscribers represent additional $81k in ARR at $928 ARR per subscriber, with a low churn rate at 4.9% per month.

**Master Sommelier**: Official endorsement from Master Sommelier Andy Myers (one of only 269 Master Sommeliers in the world), the first and only boxed wine with a Master Sommelier endorsement

**Press**: Significant press to date, including Washington Post, MSN, Yahoo Finance, Napa Valley Register, San Francisco Chronicle, Vintner Magazine, Sommeliers Choice Awards, and many more.

**Team**: Founder/CEO is seasoned Fortune 100 marketing exec and 3-Time founder. Incoming COO is 25-year veteran in wine & beverage and 2-time founder.

# Problem

Wine buyers spend **$420 Billion** each year on wine in glass & cork packaging **that costs 10x more** than it needs to and is **unnecessary for 97% of wine** consumed.



**Consumer**
Must drink entire bottle within 24-48 hours of opening.



**Producer**
Glass, corks, and labels are expensive and heavy to ship.



**Environmental**
Packaging makes up 51% of wine industry's carbon footprint.

**Boxed wine solves these problems, but there's a glaring hole in the current boxed wine market: the wine isn't very good.**

# Solution

REALLY
GOOD™
BOXED
WINE

Really Good Boxed Wine is making **high-end wine** using **packaging that costs 10x less** and keeps wine fresh **20x longer once opened** vs. bottles.

## Boxed Wine Benefits

**85%** Lower packaging cost per ml

**50%** Lower carbon footprint than bottled wine

**20x** Stays fresh for up to 6 weeks once opened (vs. 48 hours)

**50%** Lower weight per bottle equivalent

6

# Really Good Boxed Wine



**Size:**
3 Liters (equivalent to 4 standard 750ml bottles of wine).



**Quality:**
Partner directly with producers to make high-end wine; typically retails for $30-40 per bottle.



**Retail Price:**
$65 per box ($120-160 value), with discounts for subscriptions and referrals.



**Materials:**
Lightweight, 100% recyclable box. Bag and spout are food-grade and BPA-free.



# Boxed Wine Competitive Landscape

Really Good Boxed Wine is the only widely available boxed wine with a vintage, varietal, and region on the label, putting it closest in line to premium/super-premium bottled wine brands.

| | PRICE/BOX | VINTAGE | VARIETAL | REGION | DTC | WIDELY AVAILABLE | MULTIPLE SKUS |
|---|---|---|---|---|---|---|---|
| **DIGITALLY-NATIVE DIRECT TO CONSUMER BRANDS** | | | | | | | |
| BOXT | $89 | | | | ✓ | ✓ | ✓ |
| **REALLY GOOD BOXED WINE** | **$65** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| GRATSI | $50 | | | | ✓ | ✓ | ✓ |
| HOUSE WINE | $22 | | | | ✓ | ✓ | ✓ |
| **TRADITIONAL 3-TIER RETAIL BRANDS** | | | | | | | |
| SANDY GIOVESE | $40 | | ✓ | | | | ✓ |
| WINEBERRY | $40 | ✓ | ✓ | ✓ | | | ✓ |
| SCHPLINK GRUNER VELTLINER | $30 | ✓ | ✓ | ✓ | | | |
| LA PETITE FROG | $30 | | ✓ | | | ✓ | |
| LA VIELLE FERME | $25 | | ✓ | | | ✓ | ✓ |
| FROM THE TANK | $25 | | | | | | ✓ |
| BLACK BOX | $20 | | ✓ | | | ✓ | ✓ |
| BOTA BOX | $20 | | ✓ | | | ✓ | ✓ |
| FRANZIA (5 LITERS) | $18 | | (SOME) | | | ✓ | ✓ |

REALLY GOOD BOXED WINE™

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

8

# How Really Good Boxed Wine is Different

REALLY GOOD™ BOXED WINE

## Vintaged and Varietaled Wine

All wines are vintaged and varietaled from premium regions across the globe



CABERNET SAUVIGNON
2019
Paso Robles
SAUVIGNON BLANC
2021
Sonoma County
PINOT NOIR ROSÉ
2021
Russian River Valley Sonoma County
REALLY GOOD BOXED WINE

## Direct to Consumer, eCommerce Business Model

Sophisticated eCommerce capabilities to drive growth & recurring revenue



shopify

KLAVIYO

SUBSCRIBE AND SAVE

## Direct Producer Relationships

Laser-focused on forming direct relationships with award-winning winemakers



Ketcham Estate

WINE HOOLIGANS

SMITH // Devereux

## Master Sommelier Endorsement

Master Sommelier Andy Myers is actively and excitedly endorsing the brand. Andy is one of only 269 Master Sommeliers in the world.



COURT OF MASTER SOMMELIERS

JOSÉ ANDRÉS THINK FOOD GROUP

9

# Direct Producer Relationships

Rather than go through a bulk wine broker or commercial producer, we form direct relationships with amazing winemakers and producers and work together with them to produce our wines.

## Benefits of Direct Relationships

### Better Control

We often work directly with our partner winemakers on selecting, blending, and finishing our wines.

### Better Quality

Our partners are small batch producers, meaning they're often hand-picking, farming sustainably, and using little to no additives.

### More Flexibility

Our partners are often willing to work with us on payment terms, minimum volumes, and transportation timing.

### Long-Term Opportunities

We're in several discussions with our partners about forming longer-term partnerships that would provide even more control and flexibility.

### Help Small Businesses

Small wineries are small businesses dealing with the same challenges as any other small business. Purchasing their wine helps provide cash flow, inventory management, and predictable demand.

## Producer Relationship Examples



Ketcham was the source of our very first Pinot Noir. We then bought grapes from them for our Pinot Noir Rosé during last year's harvest. Allie Ketcham is now an advisor of Really Good Boxed Wine.



We bought the wine for our national launch, a Cabernet Sauvignon, from this Certified Sustainable in Practice vineyard in Paso Robles. We are in discussions with them about longer-term production partnerships ongoing.



We collaborated closely with their winemaker to make a custom blend for Really Good Boxed Wine, launching later this summer.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

# Direct to Consumer Revenue Model

REALLY GOOD BOXED WINE™

Sold through www.reallygoodboxedwine.com. Built on Shopify, with VinoShipper cart integration for compliance & subscriptions

## One-Off Purchases

Represents 89% of customers and 86% of orders


CABERNET SAUVIGNON

**MSRP:** $65 ($10 flat fee shipping or free with $100+)

**Gross Margin:**
63% in Q1 2022
70%+ at scale

## Subscription Purchases

Represents 11% of customers and 14% of orders


SUBSCRIBE AND SAVE
Monthly subscriptions so you never run out of Really Good Boxed Wine.
No commitments. No catches. Cancel Anytime.
LEARN MORE
SUBSCRIBE
REALLY GOOD BOXED WINE

**Customer Benefits**

- Free shipping on all boxes
- 10% discount on each box
- Limited releases exclusively for members

**Recurring Revenue Opportunity**

- Avg. MRR per subscriber: **$77**
- Avg. ARR per subscriber: **$928**

**MSRP:** $58.50/box (Monthly, with up to 3 boxes/shipment)

**Gross Margin:**
56% in Q1 2022
70%+ at scale

These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

# Target Consumer

## Wine Knowledgeable Young Professionals

Age 30-49, skews female, with above average income ($75k+ Midwest/South, $100k+ Coasts)

- Buy wine off the "second shelf" ($20-30/bottle)
- Consider themselves wine drinkers and pride themselves on drinking good wine.
- Often have a glass of wine in the evenings after work.
- Bring wine to dinner parties as a gift and serve it at gatherings.

Closely aligns with a Costco shopper: looking for high quality products, but also want value and convenience.



# Go To Market – Customer Acquisition

## PR

Robust, monthly pitch calendar targeting food & beverage, general consumer, business, and trade publications.











The Washington Post
Would you pay $65 for really good boxed wine? This maker is betting on it.
VINTNER
This DTC Wine Brand Thinks Inside The Box
petainer
VINTNER

## Lifecycle

Consistent waitlist-building for upcoming releases, sophisticated email flows & automations to drive repeat & trade up to subscriptions, and referral strategy to drive WOM.



Marketing Performance

Last 3 Months (Nov 2021 - Jan 2022)

| Metric | Performance | Your Value | Peer Median |
|---|---|---|---|
| Open Rate | Excellent | 59.8% | 36.6% |
| Click Rate | Excellent | 16.5% | 1.99% |
| Click Through Rate | Excellent | 27.6% | 5.42% |
| Placed Order Rate | Excellent | 4.95% | 0.36% |
| Email Revenue Per Recipient | Excellent | $4.59 | $0.30 |

REALLY GOOD BOXED WINE
Early Access Pre-Orders Available Now!
Trust Us, It Was Worth The Wait.
Shop Now

## Paid Media

Disciplined performance marketing learning plan across channel, content, format, audience, and funnel stage.

Low spend levels to date as we gather learnings to drive efficient CAC.







worth of wine for only $65.

ANDY MYERS
ONE OF ONLY 269 MASTER SOMMELIERS IN THE WORLD

## Content & Influencers

Product-seeding campaign during launch generating organic content from curated influencers.

Paid content from select influencers, with universal rights for re-use.





AND THEN YOU CAN SEE HERE WE'VE GOT IT'S A SAUVIGNON

mini social
native
direct-to-consumer personal care products
olipop
thoughtfully crafted soda brand

## Partnerships & Events

Strategic partnerships with complementary, like-minded brands and smart participation in events to drive trial and elevate the perception of the brand.









BEST RESTAURANTS

TOMORROW AT @FSAUSTIN WE WILL BE TASTING CABERNET FROM @REALLYGOODBOXEDWINE (CALIFORNIA) AND @BECHERVINEYARDS (TEXAS)
GET YOUR TICKET NOW!

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

# Supply Chain

REALLY GOOD™ BOXED WINE

Really Good Boxed Wine is a licensed California Winery/Producer. This allows us to sell DTC to up to 44 states with the right licenses in place, and to both produce and source wine from other producers and sell it under our label.



### Wine Sourcing
Partner directly with high-end vineyards and winemakers. Both one-off purchase agreements and long-term production partnerships. Occasionally we will buy grapes and produce the wine ourselves.



### Winemaking
Alternating Proprietorship with Healdsburg Custom Crush, with Tami Collins as our Winemaker. All wine goes to HCC, whether we source it finished or make it from purchased grapes.



### Dry Goods
- Boxes: Mission Packaging, leader in BiB corrugated
- Bags: AstraPouch, US-leader in BiB bags and spouts
- Labels: Eurostampa North America



### Boxed Wine Production
Co-packing at One87, fully automated BiB line and capabilities for sampling across various delivery structures.



### Compliance
Production Partnership with VinoShipper allows RGBW to sell DTC to 39 States + DC. VinoShipper collects all sales tax & files all documentation.



### Fulfillment
All fulfillment through Wine Shipping, industry leader in DTC wine fulfillment. Automated through VinoShipper production agreement.

# Licensing & Compliance

Really Good Boxed Wine has a licensing plan in place to launch quickly and compliantly on a national level, and then effectively scale toward profitability over time.



### Step 1: Signed "Alternating Proprietorship" (AP) with Healdsburg Custom Crush (August 2021)
- An AP allows Really Good Boxed Wine to be the legal producer of our boxed wines
- APs are a common operating partnership for DTC and small wineries – most custom crush facilities have APs set up with dozens of wineries



### Step 2: Signed Production Partnership with VinoShipper to sell DTC (November 2021)
- VinoShipper is a cart and compliance company to help startup and smaller wineries sell DTC immediately to 39 states with a Production Partnership
- Their winery compliant cart plugs in to Shopify store. They handle sales tax, age verification, volume limits, shipping compliance, etc.
- The cart enables wine clubs/subscriptions, discounted shipping rates, sales promotions, and many other eCommerce features



### Step 3: Secured California Wine Producer License (December 2021)
- Really Good Boxed Wine secured a California 02 Wine Producer License using its AP agreement with Healdsburg Custom Crush
- California wine producers can compliantly sell DTC across state borders in up to 44 US states, with each state requiring a different DTC license

### Step 4: Secure Import License (Q2 2022)
- Expand sourcing globally to diversify varietal offerings and increase quality to value, accelerating path to profitability
- Allows Really Good Boxed Wine to self-import and produce boxes under our winery license

### Step 5: Opportunistically Secure State DTC Licenses in Top Markets (Ongoing)
- As Really Good Boxed Wine scales, selectively secure DTC licenses in top sales markets. Savings of 7% per order by selling through own license
- VinoShipper allows an ongoing transition for producers to secure own licenses

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

# Market Landscape

Past performance may not be indicative of future results, and there can be no assurance that the future performance of any specific project, deployment, or use of the product will be equal to any corresponding indicated historical performance level(s).

REALLY GOOD™ BOXED WINE

The wine industry is a massive US and Global market, with tailwinds in several key areas for Really Good Boxed Wine

## Overall Wine Market

**Global**: $434.99 Billion
- *+2.6% YoY vs. 2020*

**U.S.**: $78.3 Billion
- *+17% vs. 2020*

### Global Market Size ($Billion)



| | 2017 | 2018 | 2019 | 2020 | 2021 |
|---|---|---|---|---|---|
| | 302.02 | 323.23 | 364.25 | 423.65 | 434.99 |

## Boxed Wine Market

Represented 9% of all wine sales in U.S. in 2020.

Top 7 wine brands grew 13.5% to 53.4M cases in 2020.

### 2020 Top Boxed Wines Sales



- Franzia: $401M (+11.3% YoY)
- BotaBox: $317M (+48.4% YoY)
- BlackBox: $305M (+15.6% YoY)

## Premium Wine Market

Wines $15-$19.99 per bottle were the fastest growing segment of wine industry in 2021.

Represents ~12% of the U.S. Wine Market.



Figure 6: **Annual change in share (value) by price point**
Source: Nielsen

## DTC U.S. Wine Market

Has steadily grown over the past decade, with $4.2B total value in 2021
- *+13.4% vs. 2020*

$41.16 avg. price per 750ml bottle *(+11.8% YoY)*



VALUE OF SHIPMENTS WITH ANNUAL VALUE GROWTH 2011-2021

# Current State of the Business

Really Good Boxed Wine launched nationwide in late-Jan. '22 after two sell-out limited release pilot launches



**#1**

**Sales to Date**
- National Launch: **$130k** sales since Jan. 28th (**$159k** lifetime sales)
- Subscriptions: Currently represent additional **$81k ARR**

**#2**

**Growth**
- Signed contract with major gifting company as one of ~12 inaugural alcohol brands (company projects $300-500k annual revenue)
- Launching 5th varietal in mid-June '22

**#3**

**Supply Chain**
- Moved to automated BiB co-packer and top DTC fulfillment center
- Contracts for wine through Q3 '22, several potential long-term opportunities

# Historical Revenue

**$159k** lifetime revenue, **$211k** projected when including current Subscriber ARR



## Sales & Boxes Sold by Release

- $11.2 — Cincinnati Pilot (Aug '21)
- $17.6 — National Pilot (Nov '21)
- $130.3 — National Launch to Date (Jan '22)*
- $211.0 — National Launch + Proj Subscription ARR*

**Sales ($k)** ▬▬ **Boxes Sold**

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

REALLY GOOD BOXED WINE™

# Timeline







## Year 1

- **Launch** 5-7 varietals to learn customer preferences & build relationships

- Test paid marketing strategies to find **efficient CAC** & scale marketing spend

- Prioritize trading customers into subscriptions to drive **recurring revenue**

- **Fundraising Milestone: Raise Financing Round (Q3 2022)**

## Year 2

- Solidify core offerings with **long-term production agreements & imported wine**

- Lean into proven marketing channels to **accelerate growth**

- Test into **new sales channels**, including events/weddings, retail, and off-premise

- **Fundraising Milestone: Raise Additional Financing Round (if needed)**

## Year 3+

- Drive supply chain efficiency to achieve net **profitability**

- Strategically expand into **big box retail**, segment business accordingly

- Test into alternative formats under **"Really Good" brand** and tiered pricing model

- **Fundraising Milestone: Start exploring acquisition targets**



REALLY
GOOD
BOXED
WINE

# Examples of Selected Category-defining BevAlc brands that have exited at 10-20x revenue



**DIAGEO**

**ACQUISITION**
CASAMIGOS
CASAMIGOS
PELIGROSO
SPIRITS
DON JULIO
DELEON
UNITED NATIONAL
BELSAZAR
PIERDE ALMAS
SICHUAN CHENGDU
SHUIJINGFANG
GROUP
AVIATION
TRUPPLESWORTH

**INVESTMENT**
STAUNING
WHISKEY
STARWARD WHISKY
SEEDLIP
(ACQUIRED)

**Pernod Ricard**

**ACQUISITION**
KENWOOD
MONKEY 47
DEL MAGUEY
AVION
SMOOTH AMBLER
CASTLE BRANDS
MALFY GIN
RABBITS FOOT

**20X**

**15X**

**Constellation Brands**

**ACQUISITION**
DUNKY BUDDHA
SCHRADER CELLARS
BARDSTOWN
HIGH WEST
PRISONER
BALLAST POINT
MELODY WINES
EMPATHY WINES
CASA NOBLE

**INVESTMENT**
AUSTINCOCKTAILS
VIVIFY
DURHAM
MONTANA
NELSON'S GREEN
BRIAR
EL SILENCIO
BLACK BUTTON
CRAFTHOUSE

**10X**

**BACARDI.**

**ACQUISITION**
BANKS
PATRON SPIRITS
LEBLON
STILLHOUSE
ANGEL'S ENVY

**INVESTMENT**
ILLEGAL
TEELING
COMPASS BOX

**12X**

**Beam SUNTORY**

**ACQUISITION**
SIPSMITH

**INVESTMENT**
BARTESIAN
ABV BRANDS

**BROWN-FORMAN**

**ACQUISITION**
ENRICH
STONE CASTLE
IRISH WHISKEY

**ABInBev**

**ACQUISITION**
CUTWATER
SPIRITS
SPIKEDSELTZER

**INVESTMENT**
KOMBREWCHA
SATURDAY
SESSION
ELECTRIC SKY
CANVAS
ATOM GROUP
GOLIVE
PORTES
SABSE ROSE
POUP MOUNTAIN
SWITCHED

**12X**

**MOLSON COORS** beverage company

**ACQUISITION**
CLEARLY
KOMBUCHA

**INVESTMENT**
BHAKTI CHAI

REALLY GOOD BOXED WINE

This slide reflects performances of companies that we have selected to display brands that have exited with 10-20x revenue. The results are for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.

REALLY GOOD™ BOXED WINE

# Full Time Team

REALLY GOOD BOXED WINE

**Jake Whitman**
Founder/CEO

P&G | intuit | SoFi | LUDLOW CAPITAL | QUEEN CITY ANGELS

# Consultants & Partners



**Amy Troutmiller**
Wine Consultant/Incoming COO









Common Fuel Consulting-Development-Design | THE RITZ-CARLTON | FIVE GRAPES WINES OF DISTINCTION TO THE TRADE

**Tami Collins**
Winemaker







Ketcham Estate | SAPPHIRE HILL

BAD SEED

**Andy Myers**
Master Sommelier













COURT OF MASTER SOMMELIERS | JOSÉ ANDRÉS THINK FOOD GROUP | Metal Sommelier

**Stephanie Evans**
Alternating Proprietorship





HCC HEALDSBURG CUSTOM CRUSH

**Allie Ketcham & Renee Graves**
Partner Winery/Vineyard



Ketcham Estate

# Summary Financials

**Pro-Forma (2022-2025)**

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **Revenue** | | | |
| Gross Revenue | $ 748,933 | $ 4,008,148 | $ 16,333,203 |
| Net Revenue | $ 699,258 | $3,674,344 | $ 14,920,451 |
| *Revenue Growth* | | 425.46% | 306.07% |
| | | | |
| **Cost of Goods Sold** | | | |
| Total COGS | $ 243,691 | $ 1,022,078 | $ 3,560,638 |
| **Gross Profit** | $ 455,567 | $2,652,267 | $ 11,359,813 |
| *Gross Margin* | 60.83% | 66.17% | 69.55% |
| Total Fulfillment Costs | $ 385,989 | $ 1,660,518 | $ 5,008,849 |
| **Gross Profit after Fulfillment** | $ 69,579 | $ 991,748 | $ 6,350,964 |
| *Gross Margin after Fulfillment* | 9.29% | 24.74% | 38.88% |
| | | | |
| **Expenses** | | | |
| **General Administrative Expenses** | | | |
| Total Salaries | $ 240,200 | $ 455,500 | $ 748,000 |
| Total Operating Expenses | $ 72,650 | $ 162,000 | $ 240,600 |
| Total G&A Expenses | $ 312,850 | $ 617,500 | $ 988,600 |
| **Sales & Marketing Expenses** | | | |
| Total Sales & Marketing Expenses | $ 309,026 | $ 860,713 | $ 2,408,950 |
| **Total Expenses** | $ 621,876 | $ 1,478,213 | $ 3,397,550 |
| **Net Income (Loss)** | $ (552,297) | $ (486,464) | $ 2,953,414 |
| *Net Margin* | -73.74% | -12.14% | 18.08% |

## Assumptions

### Revenue
- **New Customer Growth rate** 5% month over month in 2022, increases to 10% by 2023 with increased awareness and growth investment
- **Repeat Purchase Rate** for non-subscribers: 30%
- **Subscriber Churn rate:** 20% month over month

### Gross Margin
- **Wine costs** decrease 20% from $19/gallon to $15/gallon by 2024 through larger volume purchases and imported wines
- **Dry goods** costs decrease 31% by 2024 driven by significant economies of scale with higher volumes
- **Production fees** decrease by 33% as we consolidate supply chain

### Fulfillment/Shipping
- **Fulfillment fees** decrease 45% by 2024 as we move from VinoShipper to own DTC licenses for top markets and significantly increase volume
- **Shipping fees** decrease 20% with better negotiated contracts, dispersed 3PLs, and more freight shipments vs. one-off boxes

### Operating Expenses
- **Salaries** increase 3x by 2024 to support growth & increased complexity
- **Operating expenses** remain lean relative to size of business as we remain asset light
- **Sales & Marketing** expenses decrease from 44% of revenue in 2022 to 16% of revenue in 2024 as we expand awareness and word of mouth

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

# Use of Funds



10%

18%

16%

10%

46%

- Salaries
- Media/Marketing
- Agencies/Tech Stack
- Operating Expenses
- Wine Purchases/Produc...

**Salaries** — Hire key talent across Operations, Customer Service, & Marketing

**Media/Marketing** — Invest in efficient paid media & other growth marketing

**Agencies/Tech Stack** — Strengthen agency roster & clean up/improve tech infrastructure

**Operating Expenses** — Compliance, storage, and other operating expenses

**Wine Purchases/Production** — Short & long-term wine production contracts

# Fundraising to Date/Cap Table

## Fundraising to Date

**August 2021: $310,000 Pre-Seed**
- Structure: Simple Agreement for Future Equity (SAFE) Note
- Terms: $3,000,000 Valuation Cap, 20% Discount, no coupon
- Number of investors: 9

## Cap Table

**Jake Whitman is currently the sole shareholder in Really Good Boxed Wine**
- Outstanding Shares: 10,000,000 Common Stock
- Allocated Shares: 8,000,000
- ESOP/Advisory Board Share Pool: 2,000,000

**EXHIBIT E**

*Video Transcript*

Hey y'all, so today I'm going to be trying a new product. It is by a company called Really Good Boxed Wine. I love that right to the point I'm going to be trying to Cabernet. This box will also stay fresh for up to six weeks after you've opened it.

Okay. Oh my god that is so good overtime all my friends about this alright guys. Really Good Boxed Wine is really good. Go get it it's delicious.

Cheers, can good wine be packaged in a box? One company, Really Good Boxed Wine is on a mission to prove just with a message that really good wine is about how it's made and where it comes from. Not what it's in. And I've got to admit, I'm pretty impressed. Really Good Boxed Wine works with vineyards to create amazing wines which would be worth $30-40 per bottle by using boxes and bags rather than corks and bottles. Not only are they being sustainable but also saving wine some good money.

Would you choose Really Good Boxed Wine?

Oh yeah, definitely super easy to carry. Just put it in a little cooler. Put it in a glass and drink away.

But would you think it would come from a box?

No, absolutely not. This is some of the best wine that we've got around here.